EXHIBIT 21.1

AXION POWER INTERNATIONAL, INC.

LIST OF SUBSIDIARIES

Name of Entity	Jurisdiction
Axion Power Corporation	Canadian Federal Corporation
Axion Power Battery Manufacturing, Inc.	Pennsylvania
C and T Co. Incorporated	Ontario